UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): November 20, 2024

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed July 15, 2024, which can be found here.

Quarterly NAV Share Price Adjustments

Landa Financing LLC (“we”, “our” or the “Company”) is filing this Current Report on Form 1–U to report its estimated net asset value per share (“Estimated NAV Per Share”), as determined in accordance with the Company's valuation procedures. As of September 30, 2024, our estimated net asset value (“NAV”) per common share is $7.26. This NAV per common share shall be effective until updated by us on or about January 1st, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Estimated NAV Per Share reflects our estimate of the net asset value of a share, after deduction of all administrative services fees and profits interests. The Estimated NAV Per Share at any given date is equal to (x) the most recent appraised fair market value of the Company's assets as of such date, divided by (y) the fully diluted number of our outstanding shares as of the date of the estimated net asset value.

FOR THE FORGOING REASONS YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE ESTIMATED NAV PER SHARE.

Safe Harbor Statement

This Current Report on Form 1–U contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” ”anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2024

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President